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                             February 27, 2024

       Steven Tomsic
       Chief Financial Officer
       Fox Corp
       1211 Avenue of the Americas
       New York, New York 10036

                                                        Re: Fox Corp
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-38776

       Dear Steven Tomsic:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Results of Operations, page 38

   1. In your discussion, you cite multiple factors as impacting your results of operations but most often provide no
quantification of the contribution of each factor to the material changes in the various
line items discussed. Where one or more factors contributed to a material change in a
line item, please describe the underlying reasons for these changes in quantitative and
qualitative terms. We refer to guidance in Item 303(b) of Regulation S-K.
       Notes to the Consolidated Financial Statements
       Note 17. Segment Information, page 101

   2.                                                   We note you have
business unit leaders for Fox News Media, Fox Sports, Fox
                                                        Entertainment, Fox
Television Stations, and Tubi Media Group. Tell us how those business unit leaders
align with your segment structure discussed on page 101. Disclose the factors used to
identify your reportable segments, including whether operating segments have been
aggregated. We refer to the guidance in ASC 280-10-50-21.
 Steven Tomsic
Fox Corp
February 27, 2024
Page 2
Note 20. Additional Financial Information, page 105

3. We note you reported legal settlement costs, an operating expense, within the income statement line-item "Other, net." Separately report operating and non-operating expenses on your income statement and clearly identify them as such, pursuant to Rule 5-
         03 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteven Tomsic                              Sincerely,
Comapany NameFox Corp
                                                             Division of
Corporation Finance
February 27, 2024 Page 2                                     Office of
Technology
FirstName LastName